UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Wilhelmina International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

968235200

(CUSIP Number)

Retail ECommerce Ventures, LLC

1680 Michigan Ave Suite 700

Miami Beach, FL 33139

650-328-0100

Copies to:

David Michaels, Esq.

Fenwick & West LLP

801 California Street

Mountain View, CA 94041

(650) 988-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 968235200	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Retail Ecommerce Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 950,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 237,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 5,157,344 outstanding shares of common stock as disclosed by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 16, 2021.

SCHEDULE 13D

CUSIP No. 968235200	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tai Lopez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 950,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 237,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 5,157,344 outstanding shares of common stock as disclosed by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 16, 2021.

SCHEDULE 13D

CUSIP No. 968235200	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Alex Mehr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 950,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 237,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 5,157,344 outstanding shares of common stock as disclosed by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 16, 2021.

SCHEDULE 13D

CUSIP No. 968235200	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) REV Alpha Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 950,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 237,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 5,157,344 outstanding shares of common stock as disclosed by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 16, 2021.

SCHEDULE 13D

CUSIP No. 968235200	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Modell’s Sporting Goods Online, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 950,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 237,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 5,157,344 outstanding shares of common stock as disclosed by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 16, 2021.

SCHEDULE 13D

CUSIP No. 968235200	Page 7 of 11 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.01 value per share (the “Shares”), of Wilhelmina International, Inc., a Delaware corporation (the “Issuer” or “Wilhelmina”). The address of the principal executive office of the Issuer is 200 Crescent Court, Suite 1400, Dallas, Texas, 75201.

Item 2.	Identity and Background.

(a) This statement is filed by Retail Ecommerce Ventures, LLC (“REV”), REV Alpha Holdings LLC (“REV Holdings”), Modell’s Sporting Goods Online, Inc., (“Modell’s”), Tai Lopez and Alex Mehr. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

The Shares are held directly by REV Holdings, a wholly owned subsidiary of Modell’s. REV owns 82.99% of the equity interests of Modell’s. Tai Lopez owns 42.80% of the equity interests of Modell’s, both directly and through his ownership interest in REV. Alex Mehr owns 42.80% of the equity interests of Modell’s, both directly and through his ownership interest in REV.

(b) The address of the principal business office of each of REV, REV Holdings, Modell’s Mr. Lopez and Mr. Mehr is 1680 Michigan Ave Suite 700, Miami Beach, FL 33139.

(c) The principal business of Modell’s is an online sporting goods retail store, the principal business of REV is to acquire and operate major retail brands and the principal business of REV Holdings is to hold shares of the Issuer. Mr. Lopez’s present occupation is Executive Chairman of REV. Mr. Mehr’s present occupation is Chief Executive Officer of REV.

(d) No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship of the Reporting Persons is as set forth below:

Mr. Lopez	United States
Mr. Mehr	United States
REV	Delaware
Modell’s	Delaware
REV Holdings	Delaware

Item 3.	Source and Amount of Funds or Other Consideration.

On April 1, 2021, REV Holdings, entered into a purchase agreement (the “Purchase Agreement”) with Lorex Investments AG (“Lorex”) to acquire 950,000 of the Issuer’s shares (the “Purchased Shares”) for aggregate consideration of $9.5 million. Pursuant to the Purchase Agreement, REV Holdings purchased 237,500 shares on April 1, 2021. Subsequent to the initial closing, REV Holdings shall purchase an additional 237,500 shares 90 days following the initial closing, an additional

SCHEDULE 13D

CUSIP No. 968235200	Page 8 of 11 Pages

237,500 shares 90 days following the immediately preceding closing, 118,750 shares 90 days following the immediately preceding closing, and an additional 118,750 shares 90 days following the immediately preceding closing. REV Holdings may also accelerate any scheduled purchase to such earlier date as it may elect by written notice. The source of funds for the purchases described below were the working capital of REV and Modell’s. The purchase price was raised by the Reporting Persons in financings with certain accredited investors for working capital purposes and this transaction.

Item 4.	Purpose of Transaction.

In connection with the execution of the Purchase Agreement, REV Holdings also entered into a mutual support agreement (the “Mutual Support Agreement”) with Newcastle Partners, L.P. (“Newcastle”). Pursuant to the Mutual Support Agreement, each of Newcastle and REV Holdings agreed to (i) to use their commercially reasonable efforts to cause their representatives serving on the Issuer’s board of directors (the “Board”) to vote to nominate and recommend the election of individuals designated by such parties (initially two designees of REV Holdings, and three designees of Newcastle (collectively, the “Designees”)) and, in the event the Board will appoint directors without shareholder approval, to use their commercially reasonable efforts to cause their representatives on the Board to appoint the Designees to the Board, (ii) to vote their shares of Common Stock to elect the Designees at any meeting of the Issuer’s shareholders or pursuant to any action by written consent in lieu of a meeting pursuant to which directors are to be elected to the Board, and (iii) not to propose, and to vote their Common Stock against, any amendment to the Issuer’s certificate of incorporation or by-laws, or the adoption of any other corporate measure, that frustrates or circumvents the provisions of the Mutual Support Agreement with respect to the election of the Designees. Designees from REV Holdings will consist initially of two individuals until March 31, 2022, and after March 31, 2022, Designees from REV Holdings shall consist of (i) two individuals so long as REV Holdings beneficially owns at least 15% of the Issuer’s outstanding common stock; (ii) one individual if REV Holdings beneficially owns at least 5% but less than 15% of the Issuer’s outstanding common stock; and (iii) no individuals if REV Holdings beneficially owns less than 5% of the Issuer’s outstanding common stock.

The obligations of the parties under the Mutual Support Agreement terminate upon the earlier of (i) the written agreement of all of the parties, or (ii) the date on which either party to the Mutual Support Agreement owns less than 5% of the Common Stock outstanding.

To the extent that the Reporting Persons and Newcastle may be deemed to comprise a ‘group’ for purposes of Schedule 13D filing requirements, they are filing separate Schedules 13D pursuant to SEC Regulations Section 240.13d-1(k)(2). Newcastle beneficially owns 2,430,725 shares of Common Stock, representing approximately 45.2% of the issued and outstanding Common Stock of Issuer. The Reporting Persons disclaim beneficial ownership of the shares held by Newcastle.

Given the Reporting Persons’ beneficial ownership of shares of Common Stock and their right to name directors to the Board of Directors of the Issuer, the Reporting Persons may try to influence the affairs of Issuer, although there are no such definitive plans at the time of filing this Statement. The Reporting Persons may from time to time make additional purchases of or dispose of Common Stock, either in the open market or in private transactions depending on the Reporting Persons’ respective businesses, prospects and financial conditions, the market for the Common Stock, general economic conditions, stock market conditions and other future developments.

SCHEDULE 13D

CUSIP No. 968235200	Page 9 of 11 Pages

The securities reported herein were acquired solely for investment purposes with the aim of increasing the value of the investment and the Issuer. Other than as described above, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell or retain any shares of Common Stock reported as beneficially owned in this Schedule 13D, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) — (b)

The aggregate percentage of Shares reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon on 5,157,344 of the Issuer’s Shares outstanding as disclosed by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 16, 2021. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

As of the date of this filing, REV Holdings, a limited liability company formed under the laws of Delaware, holds 237,500 Shares, has voting power over an additional 712,500 Shares, with the right to acquire such additional shares pursuant to the Purchase Agreement. The 950,000 Shares REV Holdings beneficially owns constitutes 18.4% of the issued and outstanding Shares. Modell’s owns 100% of the equity interests of REV Holdings. REV owns 82.99% of the equity interests of Modell’s. Tai Lopez owns 42.80% of the equity interests of Modell’s, both directly and through his ownership interest in REV. Alex Mehr owns 42.80% of the equity interests of Modell’s, both directly and through his ownership interest in REV. Mr. Lopez is Executive Chairman of REV and Mr. Mehr is Chief Executive Officer of REV. Each of Mr. Lopez and Mr. Mehr may be deemed to beneficially own the Purchased Shares.

SCHEDULE 13D

CUSIP No. 968235200	Page 10 of 11 Pages

(c) Except as disclosed in Item 3, the Reporting Persons have not affected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Purchase Agreement (Voting Proxy)

The Purchase Agreement provides that until the consummation of the final subsequent closing and the final transfer of shares from Lorex to REV Holdings, Lorex has granted a voting proxy to REV Holdings over all of the shares subject to the Purchase Agreement.

Mutual Support Agreement

The Mutual Support Agreement contains certain provisions relating to the composition of the Issuer’s Board of Directors, as discussed in further detail in Item 4.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Title

99.1	Joint Filer Agreement

99.2	Purchase Agreement

99.3	Mutual Support Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2021	RETAIL ECOMMERCE VENTURES, LLC

	By:	/s/ Alex Mehr
	Name:	Alex Mehr
	Title:	Chief Executive Officer

MODELL’S SPORTING GOODS ONLINE, INC.

	By:	/s/ Alex Mehr
	Name:	Alex Mehr
	Title:	Chief Executive Officer

REV ALPHA HOLDINGS, LLC

	By:	/s/ Alex Mehr
	Name:	Alex Mehr
	Title:	Chief Executive Officer

TAI LOPEZ

/s/ Tai Lopez

ALEX MEHR

/s/ Alex Mehr